Exhibit 99.3

+Rule 2.8, 3.10.3A to 3.10.3D

Appendix 2A

Application for quotation of +securities

Part 1 – Entity and announcement details

Question no	Question	Answer
1.1	We (the entity here named) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.[1]	Incannex Healthcare Limited
1.2	Registration type and number	ABN 93 096 635 246
1.3	ASX issuer code	IHL
1.4	This announcement is	A new announcement
1.5	*Date of this announcement	16 March 2022

Part 2 – Type of issue

Question No.	Question	Answer
2.1	The +securities to be quoted are:	Securities issued as a result of options being exercised
2.1a	*Have the +securities to be quoted been issued yet?	Yes
2.1a.1	*What was their date of issue?	14 March 2022

2.2c.1	Please state the number and type of options that were exercised or other +convertible securities that were converted (including their ASX security code)	● 500,000 unquoted options - $0.15 strike price - expiring 20 Nov 2023
● 1,350,000 unquoted options - $0.20 strike price – expiring 20 Nov 2023
2.2c.2	And the date the options were exercised or other +convertible securities were converted	14 March 2022
2.2c.3	Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?	No
2.2c.4	The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:	An issue of new +securities
2.2c.5	The underlying securities being received by the holder are:	Intended to be, but are not yet, quoted by ASX
2.2c.6	Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?	No
2.2c.7	Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?	No
2.2c.7.a	Provide details of the KMP or +associates who are exercising options or converting convertible securities.	Not applicable
2.4	The +securities to be quoted are:	Additional +securities in a class that is already quoted on ASX (“existing class”)

[1]	Appendix 2A of the Listing Rules includes a warranty that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or 1012C(6) of the Corporations Act. If you are in any doubt as to the application of, or the entity’s capacity to give, this warranty, please see ASIC Regulatory Guide 173 Disclosure for on-sale of securities and other financial products and consult your legal adviser.

+ See chapter 19 for defined terms
5 June 2021	Page 1

Appendix 2A

Application for quotation of +securities

Part 3B	– number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Question No.	Question	Answer
3B.1	ASX security code & description	IHL ordinary shares (“IHL”)
3B.2	Number of +securities to be quoted	1,850,000
3B.3a	Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?	Yes

Part 4 – Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

4.1	*Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities the subject of this application)

ASX security code and description	Total number of +securities on issue
“IHL” – Ordinary fully paid shares	1,210,378,003

4.2	*Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX):

ASX security code and description	Total number of +securities on issue

A. Options – Strike $0.05 - Expiry 30-Jun-2025

B. Options – Strike $0.05 - Expiry 30-Jun-2026

C. Options – Strike $0.05 - Expiry 30-Jun-2027

D. Options – Strike $0.15 – Expiry 20/11/2023

E.  Options – Strike $0.20 – Expiry 20/11/2023

F.  Options – Strike $0.25 – Expiry 20/11/2023

A. 1,500,000 B. 1,500,000 C. 1,500,000 D. 9,500,000 E. 8,650,000 F. 20,000,000

Introduced 01/12/19; amended 31/01/20; 05/06/21

See chapter 19 for defined terms
5 June 2021	Page 2